Exhibit 99.1
Dated  16 July 2009
PORTOROSA MARINE CORP.
SURF MARITIME CO.
as joint and several Borrowers
-and-
THE BANKS AND FINANCIAL INSTITUTIONS
LISTED IN SCHEDULE 1
as Lenders
-and-
DEKABANK DEUTSCHE GIROZENTRALE
as Bookrunner and Arranger
-and-
DEKABANK DEUTSCHE GIROZENTRALE
as Agent and Security Trustee

SUPPLEMENTAL AGREEMENT

in relation to an Amended and Restated Loan Agreement
dated 25 May 2009 in respect of a loan facility of
up to US$120,000,000
WATSON, FARLEY & WILLIAMS
Piraeus

INDEX

Clause		Page

1	DEFINITIONS	2
2	REPRESENTATIONS AND WARRANTIES	2
3	AGREEMENT OF THE CREDITOR PARTIES AND THE BORROWERS	3
4	CONDITIONS PRECEDENT	3
5	VARIATIONS TO LOAN AGREEMENT AND FINANCE DOCUMENTS	4
6	CONTINUANCE OF LOAN AGREEMENT AND FINANCE DOCUMENTS	7
7	EXPENSES	7
8	NOTICES	8
9	LAW AND JURISDICTION	8

THIS SUPPLEMENTAL AGREEMENT is dated 16 July 2009 and made
BETWEEN:
(1)	PORTOROSA MARINE CORP. and SURF MARITIME CO., each a corporation incorporated under the laws of the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH96960 (the “Borrowers”);

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1, as Lenders;

(3)	DEKABANK DEUTSCHE GIROZENTRALE, a company incorporated in the Federal Republic of Germany and acting through its office at Mainzer Landstraße 16, 60329 Frankfurt am Main, Germany as Bookrunner;

(4)	DEKABANK DEUTSCHE GIROZENTRALE a company incorporated in the Federal Republic of Germany and acting through its office at Mainzer Landstraße 16, 60329 Frankfurt am Main, Germany as Arranger;

(5)	DEKABANK DEUTSCHE GIROZENTRALE a company incorporated in the Federal Republic of Germany and acting through its office at Mainzer Landstraße 16, 60329 Frankfurt am Main, Germany as Agent; and

(6)	DEKABANK DEUTSCHE GIROZENTRALE a company incorporated in the Federal Republic of Germany and acting through its office at Mainzer Landstraße 16, 60329 Frankfurt am Main, Germany as Security Trustee.
BACKGROUND
(A)	By a loan agreement (the “Original Loan Agreement”) dated 16 February 2009 and made between (i) Pueblo Holdings Ltd. (“Pueblo”) and Surf Maritime Co. (“Surf” and together with Pueblo, the “Original Borrowers”) as joint and several borrowers, (ii) the Lenders, (iii) the Bookrunner, (iv) the Arranger, (v) the Agent and (vi) the Security Trustee, it was agreed that the Lenders would make available to the Original Borrowers a facility of up to US$120,000,000.

(B)	By a deed of accession, amendment, restatement and release dated 25 May 2009 and made between (i) the Original Borrowers and Portorosa Marine Corp. (“Portorosa”) as borrowers, (ii) the Lenders, (iii) the Bookrunner, (iv) the Arranger, (v) the Agent and (vi) the Security Trustee, it was (inter alia) agreed that Portorosa will become a party to the Original Loan Agreement as joint and several borrower with Surf and Pueblo will be released from all its obligations and liabilities under the Original Loan Agreement.

(C)	By an amended and restated loan agreement (the “Loan Agreement”) dated 25 May 2009 and made between (i) the Borrowers as joint and several borrowers, (ii) the Lenders, (iii) the Bookrunner, (iv) the Arranger, (v) the Agent and (vi) the Security Trustee, it was agreed that the Lenders would make available to the Borrowers a facility of up to US$120,000,000.

(D)	The Borrowers have requested that the Lenders give their consent to the transfer of ownership of Ship A (being Daewoo Hull No. 1173) by Portorosa to Kleimar Naamloze Vennootschap (Kleimar N.V.) (the “New Owner”) and the subsequent registration of the Ship on Maltese flag in the ownership of the New Owner with the name “NAVIOS HAPPINESS” (the “Ship”) on terms that the New Owner executes:
(a)	a guarantee of the obligations of the Borrowers under the Loan Agreement;

(b)	a first priority statutory Maltese mortgage over the Ship;

(c)	a first priority deed of covenant collateral to the Maltese mortgage over the Ship;

(d)	a first priority assignment of the earnings, insurances and requisition compensation of the Ship;

(e)	a first priority assignment of the Approved Charter relating to the Ship; and

(f)	a pledge in respect of the Earnings Account in relation to the Ship opened or to be opened in the name of the New Owner with the Account Bank.
(E)	This Agreement sets out the terms and conditions on which the Creditor Parties agree, with effect on and from the date of this Supplemental Agreement, to amend the Loan Agreement.
NOW THEREFORE IT IS HEREBY AGREED
1	DEFINITIONS

1.1	Defined expressions. Words and expressions defined in the Loan Agreement (as hereby amended) and the recitals hereto and not otherwise defined herein shall have the same meanings when used in this Supplemental Agreement.

1.2	Definitions. In this Supplemental Agreement the words and expressions specified below shall have the meanings attributed to them below:

“New Guarantee” means the guarantee of the obligations of the Borrowers under the Loan Agreement executed or to be executed by the New Owner in favour of the Lender in such form as the Lender may approve or require;

“New Owner” means Kleimar Naamloze Vennootschap (Kleimar N.V.) organised and existing under the laws of Belgium and having its registered office at 5 Suikerrui, Antwerp, 2000 Belgium; and

“New Ship A MOA” means the memorandum of agreement in respect of Ship A entered or to be entered into between Borrower A as seller and the New Owner as buyer.

1.3	General Interpretation. Where the context so admits words importing the singular number only shall include the plural and vice versa and words importing persons shall include firms and corporations. Clause headings are inserted for convenience of reference only and shall be ignored in construing this Supplemental Agreement. References to Clauses are to clauses of this Supplemental Agreement save as may be otherwise expressly provided in this Supplemental Agreement.

2	REPRESENTATIONS AND WARRANTIES

2.1	Repetition of Loan Agreement representations and warranties. Each Borrower hereby represents and warrants to each Creditor Party, as at the date of this Supplemental Agreement, that the representations and warranties set forth in clause 10 of the Loan Agreement (updated mutatis mutandis to the date of this Supplemental Agreement) are true and correct as if all references therein to “this Agreement” were references to the Loan Agreement as further amended by this Supplemental Agreement.

2.2	General. Each Borrower hereby further represents and warrants to each Creditor Party that as at the date of this Supplemental Agreement:

(a)	it is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands and has full power to enter into and perform its obligations under this Supplemental Agreement and has complied with all statutory and other requirements relative to its business, and does not have an established place of business in any part of the United Kingdom or the United States of America;

(b)	all necessary governmental or other official consents, authorisations, approvals, licences, consents or waivers for the execution, delivery, performance, validity and/or enforceability of this Supplemental Agreement and all other documents to be executed in connection with the amendments to the Loan Agreement as contemplated hereby have been obtained and will be maintained in full force and effect, from the date of this Supplemental Agreement and so long as any moneys are owing under any of the Finance Documents and while all or any part of the Loan remains outstanding;

(c)	it has taken all necessary corporate and other action to authorise the execution, delivery and performance of its obligations under this Supplemental Agreement and such other documents to which it is a party and such documents do or will upon execution thereof constitute the valid and binding obligations of the Borrowers enforceable in accordance with their respective terms;

(d)	the execution, delivery and performance of this Supplemental Agreement and all such other documents as contemplated hereby does not and will not, from the date of this Supplemental Agreement and so long as any moneys are owing under any of the Finance Documents and while all or any part of the Loan remains outstanding, constitute a breach of any contractual restriction or any existing applicable law, regulation, consent or authorisation binding on a Borrower or on any of its property or assets and will not result in the creation or imposition of any security interest, lien, charge or encumbrance (other than under the Finance Documents) on any of such property or assets; and

(e)	it has fully disclosed in writing to each Creditor Party all facts which it knows or which it should reasonably know and which are material for disclosure to each Creditor Party in the context of this Supplemental Agreement and all information furnished by a Borrower or on its behalf relating to its business and affairs in connection with this Supplemental Agreement was and remains true, correct and complete in all material respects and there are no other material facts or considerations the omission of which would render any such information misleading.

3	AGREEMENT OF THE CREDITOR PARTIES AND THE BORROWERS

3.1	Agreement of the Creditor Parties. Each Creditor Party, relying upon each of the representations and warranties set out in Clauses 2.1 and 2.2 of this Supplemental Agreement and subject to and upon the terms and conditions of this Supplemental Agreement (including, but not limited to, satisfaction of the terms of Clause 4), hereby agrees to enter into this Supplemental Agreement with the Borrowers.

3.2	Agreement of the Borrowers. Each Borrower agrees and confirms that the Loan Agreement and the Finance Documents shall remain in full force and effect and it shall remain liable under the Loan Agreement and the Finance Documents to which it is a party for all obligations and liabilities assumed by the Borrowers thereunder.

4	CONDITIONS PRECEDENT

4.1	Conditions Precedent. The agreement of the Creditor Parties contained in Clause 3.1 of this Supplemental Agreement shall be expressly subject to the condition that the Agent shall have received in form and substance satisfactory to the Agent and its legal advisers on or before the date of this Supplemental:

(a)	evidence that the persons executing this Supplemental Agreement on behalf of the Borrowers are duly authorised to execute the same on their behalf;

(b)	a certificate of an officer of the New Owner confirming the names of all the Directors and Shareholders of the New Owner and having attached thereto true and complete copies of its incorporation and constitutional documents;

(c)	true and complete copies of the resolutions passed at separate meetings of the Directors and Shareholders of the New Owner authorising and approving the execution of the New Guarantee and the other Finance Documents to which the New Owner is a party and any other document or action to which it is or is to be a party and authorising its directors or other representatives to execute the same on its behalf;
(d)	the original of any power of attorney issued by the New Owner pursuant to such resolutions aforesaid;

(e)	a certified true copy of the New Ship A MOA;

(f)	the New Guarantee fully executed by the New Owner;

(g)	evidence that the Ship A Charter has been novated by Portorosa to the New Owner as owner;

(h)	certified copies of all documents (with a certified translation if an original is not in English) evidencing any other necessary action, approvals or consents with respect to this Supplemental Agreement and the Finance Documents (including without limitation) all necessary governmental and other official approvals and consents in such pertinent jurisdictions as the Agent deems appropriate;

(i)	such legal opinions as the Agent may require in respect of the matters contained in this Supplemental Agreement and the Finance Documents to which the New Owner is a party;

(j)	evidence that the agent referred to in Clause 9.4 has accepted its appointment as agent for service of process under this Supplemental Agreement and the Finance Documents to which the New Owner is a party; and

(k)	such other documents or evidence as the Agent may require.

5	VARIATIONS TO LOAN AGREEMENT AND FINANCE DOCUMENTS

5.1	Specific amendments to Loan Agreement. In consideration of the agreement of the Creditor Parties contained in Clause 3.1 of this Supplemental Agreement each Borrower hereby agrees with each Creditor Party that on the date of this Supplemental Agreement, the provisions of the Loan Agreement shall be varied and/or amended and/or supplemented as follows:

(a)	by adding in Clause 1.1 thereof the definitions set out in clause 1.1 of this Supplemental Agreement;

(b)	by deleting the words “the relevant Borrower” and replacing them with the words “Borrower B or, as the case may be, the New Owner” in:
(i)	the second line of the definition of “Accounts Pledge” in clause 1.1 thereof;

(ii)	the second line of the definition of “Charter Assignment” in clause 1.1 thereof;

(iii)	the third line of the definition of “Earnings Account” in clause 1.1. thereof;

(iv)	the second line of the definition of “Management Agreement” in clause 1.1 thereof;

(v)	the fourth line of the definition of “Mortgage” in clause 1.1 thereof; and

(vi)	the seventh line of paragraph (b) and the second line of paragraph (c) of the definition of “Total Loss” in clause 1.1 thereof;
(c)	by deleting the words “the Borrower owning that Ship” and replacing them with the words “Borrower B or, as the case may be, the New Owner” in:
(i)	the fourth line of the definition of “Charter” in clause 1.1 thereof;

(ii)	the third line of the definition of “Charter Assignment” in clause 1.1 thereof;

(iii)	the second line and the first line of paragraph (a) of the definition of “Earnings” in clause 1.1 thereof; and

(iv)	the second line of the definition of “Earnings Account” in clause 1.1 thereof;
(d)	by deleting the words “the Borrower which is the owner of such Ship” and replacing them with the words “Borrower B or, as the case may be, the New Owner” in:
(i)	the third line of the definition of “General Assignment” in clause 1.1 therof; and

(ii)	the fifth line of the definition of “Manager’s Undertaking” in clause 1.1 thereof;
(e)	by deleting the words “the Borrower who is the owner thereof” and replacing them with the words “Borrower B or, as the case may be, the New Owner” in:
(i)	the second line of sub-paragraph (b)(ii) of the definition of “Total Loss Date” in clause 1.1 thereof; and

(ii)	the second line of the definition of “obligatory insurances” in clause 1.2 thereof;
(f)	by deleting the words “each Borrower” in the first line of the definition of “ISM Code” in clause 1.1 thereof and replacing them with the words “Borrower B or the New Owner”;

(g)	by deleting the words “the Borrowers” in the second line of paragraph (c) of the definition of “ISM Code Documentation” in clause 1.1 thereof and replacing them with the words “Borrower B and the New Owner”;

(h)	by deleting the words “the Borrowers” in the second line of the definition of “ISM SMS” in clause 1.1 thereof and replacing them with the words “Borrower B or, as the case may be, the New Owner”;

(i)	by deleting the words “the Borrower owning such Ship” in the fifth line of paragraph (e) of the definition of “Permitted Security Interests” in clause 1.1 thereof and replacing them with the words “Borrower B or, as the case may be, the New Owner”;

(j)	by adding the following paragraph (k) in the definition of “Finance Documents” in clause 1.1 thereof:

“(k) the New Guarantee; and”;

(k)	by redesignating the existing paragraph (k) of the definition of “Finance Documents” in clause 1.1 thereof as a new paragraph (l);

(l)	by adding the word “, the New Owner” after the word “Borrower” in:
(i)	the second line of the definition of “Group” in clause 1.1 thereof; and

(ii)	the second line of clause 10.18 thereof;
(m)	by adding the words “, the New Owner” after the word “Guarantor” in:
(i)	the first line of the definition of “Security Party” in clause 1.1 thereof; and

(ii)	the second line of paragraph (c) of clause 11.6 thereof;
(n)	by adding the words “or the New Owner” after the word “Guarantor” in:
(i)	the second line of sub-paragraph (d)(iv) of clause 9.1 thereof; and

(ii)	the seventh line of clause 10.12 thereof;
(o)	by adding the words “and the New Owner” after the word “Borrowers” in:
(i)	the second and fifth line of clause 11.21 thereof; and

(ii)	the first line of paragraph 7 of PART A of Schedule 4 thereof;
(p)	by adding the words “or the New Owner” after the word “Borrower” in the first line of paragraph (k) of clause 19.1 thereof;

(q)	by adding a new paragraph (p) in clause 19.1 thereof as follows:
“(p)	it reasonably appears to the Lenders that without their prior written consent a change has occurred or probably has occurred after the date of this Agreement in the beneficial ownership of any of the shares in the New Owner or in the control of the voting rights attaching to any of those shares which does not result in the shares being benecially owned by a member of the Group;”;
(r)	by redesignating the existing paragraph (p) of clause 19.1 thereof as paragraph (q);

(s)	by deleting the definition of “Relevant Borrower” in its entirety in Schedule 4 thereof and replacing it with the following definition:

“Relevant Owner” means, in the case of Ship A, the New Owner and, in the case of Ship B, Borrower B;”;

(t)	by construing all references in Schedule 4 to “the Relevant Borrower” as references to “the Relevant Owner”;

(u)	by deleting the words “the Borrowers” from the second line of paragraph 6 of PART A of Schedule 4 thereof and replacing them with the words “Borrower B and the New Owner”;

(v)	by adding the words “or, in the case of Ship A, the New Ship A MOA” after the words “Contract” in the second line of sub-paragraph 3(a) of PART B of Schedule 4 thereof;

(w)	by adding the words “and to the New Owner under the New Ship A MOA” after the word “MOA” in the fifth line of paragraph 5 of PART B of Schedule 4 thereof;

(x)	by construing all references therein to “this Agreement” where the context admits as being references to “this Agreement as the same is amended and supplemented by this Supplemental Agreement and as the same may from time to time be further supplemented and/or amended”; and

(y)	by construing references to each of the Finance Documents as being references to each such document as it is from time to time supplemented and/or amended.

(z)	by adding the words “and New Owner” after the word “Guarantor” in the first and fourth line of 19.1(h)(ii).

5.2	Amendments to Finance Documents. With effect on and from the date of this Supplemental Agreement each of the Finance Documents other than the Loan Agreement shall be, and shall be deemed by this Agreement to have been, amended as follows:

(a)	the definition of, and references throughout each of the Finance Documents to, the Loan Agreement and any of the other Finance Documents shall be construed as if the same referred to the Loan Agreement and those Finance Documents as amended and supplemented by this Supplemental Agreement; and

(b)	by construing references throughout each of the Finance Documents to “this Agreement”, “this Deed”, “hereunder and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this Supplemental Agreement.

5.3	Finance Documents to remain in full force and effect. The Finance Documents shall remain in full force and effect as amended and supplemented by:

(a)	the amendments to the Finance Documents contained or referred to in Clauses 5.1 and 5.2; and

(b)	such further or consequential modifications as may be necessary to make the same consistent with, and to give full effect to, the terms of this Supplemental Agreement.

6	CONTINUANCE OF LOAN AGREEMENT AND FINANCE DOCUMENTS

6.1	Each Borrower’s and each Security Party’s obligation to execute further documents etc. Each Borrower and each Security Party shall:

(a)	execute and deliver to the Agent (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Agent may, in any particular case, specify;

(b)	effect any registration or notarisation, give any notice or take any other step,

which the Agent may, by notice to the Borrowers, specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.

6.2	Purposes of further assurances. Those purposes are:

(a)	validly and effectively to create any Security Interest or right of any kind which the Agent intended should be created by or pursuant to the Loan Agreement or any other Finance Document, each as amended and supplemented by this Supplemental Agreement, and

(b)	implementing the terms and provisions of this Supplemental Agreement.

6.3	Terms of further assurances. The Agent may specify the terms of any document to be executed by a Borrower or any Security Party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Agent considers appropriate to protect its interests.

6.4	Obligation to comply with notice. Each Borrower or any Security Party shall comply with a notice under Clause 6.1 by the date specified in the notice.

7	EXPENSES

7.1	General. Each Borrower agrees to pay to the Lender upon demand and from time to time all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the preparation, negotiation, execution and (if required) registration or preservation of rights under the enforcement or attempted enforcement of the Loan Agreement, this

Supplemental Agreement and the Finance Documents or otherwise in connection with the Loan or any part thereof.

8	NOTICES

8.1	General. The provisions of Clause 29 (Notices) of the Loan Agreement shall apply to this Supplemental Agreement as if the same were set out herein in full.

9	LAW AND JURISDICTION

9.1	English Law. This Supplemental Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

9.2	Exclusive English jurisdiction. Subject to Clause 9.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

9.3	Choice of forum for the exclusive benefit of Creditor Parties. Clause 9.2 is for the exclusive benefit of the Creditor Parties, each of which reserves the right:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

Neither Borrower shall commence any proceedings in any country other than England in relation to a Dispute.

9.4	Process Agent. Each Borrower irrevocably appoints HFW Nominees Limited at its registered office for the time being, presently at Friary Court, 65 Crutched Friars, London EC3N 3AE, England for the time being to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

9.5	Creditor Party Rights unaffected. Nothing in this Clause 9 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

9.6	Meaning of proceedings. In this Clause 9, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Supplemental Agreement (including a dispute relating to the existence, validity or termination of this Supplemental Agreement) or any non-contractual obligation arising out of or in connection with this Supplemental Agreement.
THIS SUPPLEMENTAL AGREEMENT has been entered into on the date stated at the beginning of this Supplemental Agreement.
THE BORROWERS

SIGNED by Alexandros Laios	)
)
for and on behalf of Alexandros Laios	) /s/ Alexandros Laios
PORTOROSA MARINE CORP.	)

SIGNED by Alexandros Laios	) /s/ Alexandros Laios
)
for and on behalf of	)
SURF MARITIME CO.	)

THE LENDERS

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	)
DEKABANK DEUTSCHE	) /s/ Christian Walter
GIROZENTRALE	) /s/ Stefan Schütt

THE BOOKRUNNER

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	)
DEKABANK DEUTSCHE	) /s/ Christian Walter
GIROZENTRALE	) /s/ Stefan Schütt

THE ARRANGER

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	) /s/ Christian Walter
DEKABANK DEUTSCHE	) /s/ Stefan Schütt
GIROZENTRALE	)

THE AGENT

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	) /s/ Christian Walter
DEKABANK DEUTSCHE	) /s/ Stefan Schütt
GIROZENTRALE	)

THE SECURITY TRUSTEE

SIGNED by Christian Walter and Stefan Schütt	)
) /s/ Christian Walter
for and on behalf of	)
DEKABANK DEUTSCHE	) /s/ Stefan Schütt
GIROZENTRALE	)

Witness to all	)
the above signatures	) /s/ Alexia Hatzimichalis
Name:  Alexia Hatzimichalis
Address:  Walson, Farly & Williams
            89 Akti Miaouli
            Piraeus 18538 Greece

COUNTERSIGNED this            July 2009 for and on behalf of the following company which by its execution hereof confirms and acknowledges that it has read and understood the terms and conditions of the above Supplemental Agreement, that it agrees in all respects to the same and that the Finance Documents to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrowers under the Loan Agreement.
/s/ Alexandros Laios
for and on behalf of
NAVIOS MARITIME HOLDINGS INC.